Sumitomo Corporation

RECEIVED

2004 AUG -3 P 1:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

July 30, 2004

04035963

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated July 30, 2004 [English translation].

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release
(This is an English translation of the Japanese original)

July 30, 2004

To Whom It May Concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Mitsuru Iba ,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Exercise Price of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (hereafter referred to as the "Company") hereby announces the following decisions made pertaining to the exercise price (the amount to be paid upon exercise of new share acquisition rights) of which the Board of Directors, at a meeting held on July 29, 2004, resolved the issuance of new share acquisition rights as stock options to Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company (hereafter referred to as "Company directors and others"), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1. Amount to be Paid upon Exercise of New Share Acquisition Rights

The exercise price per share shall be JPY 873.
If the Company issues the new shares at a price below market price, the exercise price shall be adjusted using the following formula and then rounded up to eliminate any yen fractions arising from the adjustment. This formula shall not be utilized in circumstances such as the exercise of new share acquisition rights and public stock offerings that have a fair issue price for the stock.

$$\text{POST-ADJUSTMENT EXERCISE PRICE} = \text{PRE-ADJUSTMENT EXERCISE PRICE} \times \frac{\text{NUMBER OF SHARES ALREADY ISSUED} + \dfrac{\text{NUMBER OF SHARES NEWLY ISSUED} \times \text{PAID-IN PRICE PER NEWLY ISSUED SHARE}}{\text{SHARE PRICE BEFORE NEW ISSUANCE}}}{\text{NUMBER OF SHARES ALREADY ISSUED} + \text{INCREASE IN NUMBER OF SHARES RESULTING FROM NEW ISSUANCE}}$$

Moreover, in the event of a stock split or a reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any yen fractions arising from the adjustment.

In addition to the above, in the event that an adjustment becomes necessary with respect to the exercise price due to a merger between the Company and any other entity or a business succession for corporate division of the Company, such adjustment shall be carried out to a reasonable extent and in an appropriate manner.

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